Exhibit 11- Statement Re Computation of Earnings Per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003

Basic:
Average shares outstanding	13,702,164	13,693,928	13,701,919	13,705,612
Net income	$ 7,169,560	$ 6,190,832	$20,051,979	$17,460,391
Per share amount	$0.52	$0.45	$1.46	$1.27
Diluted:
Average shares outstanding	13,702,164	13,693,928	13,701,919	13,705,612
Net effect of dilutive stock options - based on the treasury stock method using average market price	258,129	133,210	258,129	126,112
Diluted shares	13,960,293	13,827,138	13,960,048	13,831,724
Net income	$ 7,169,560	$ 6,190,832	$20,051,979	$17,460,391
Per share amount	$0.51	$0.45	$1.44	$1.26

Note: Antidilutive stock options totaling 109,413 and 220,750 shares were not included in the calculation of diluted earnings per share for the periods ended September 30, 2004 and 2003, respectively.